Exhibit (a)(5)(O)

On February 14, 2014, Dassault Systèmes issued the following press release announcing the commencement of the tender offer on February 13, 2014.

Dassault Systèmes’ Tender Offer for Accelrys
Commences

VÉLIZY-VILLACOUBLAY, France — February 14, 2014 — Dassault Systèmes (Euronext Paris: #13065, DSY.PA), the 3DEXPERIENCE Company, world leader in 3D design software, 3D Digital Mock Up and Product Lifecycle Management (PLM) solutions announces that it commenced a cash tender offer for all of the outstanding shares of Accelrys (Nasdaq: ACCL) common stock at a price of $12.50 per share yesterday. The tender offer is being made pursuant to the previously announced merger agreement dated January 30, 2014 between the companies.

The tender offer period will expire at 12:00 midnight (New York City time) at the end of the day on March 13, 2014, unless otherwise extended or terminated.

Dassault Systèmes has filed a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (SEC). 3DS Acquisition Corp., a US affiliate of Dassault Systèmes, is the acquirer in the tender offer. The Offer to Purchase contained within the Schedule TO sets out the terms and conditions of the tender offer.

Accelrys has also filed a Solicitation/Recommendation Statement with the SEC, which includes the recommendation of the Accelrys board of directors that Accelrys stockholders tender their shares in the tender offer.

As promptly as practicable following the completion of the tender offer, Dassault Systèmes will acquire all remaining Accelrys shares through a merger at the tender offer price.

The tender offer and the merger are subject to customary closing conditions, including the acquisition by 3DS Acquisition Corp. of at least a majority of Accelrys’ outstanding shares in the tender offer and customary regulatory approvals.

For more information, visit www.3ds.com/accelrys-tender-offer/

Important notices

On February 13, 2014, Dassault Systèmes filed with the SEC a tender offer statement on Schedule TO regarding the tender offer described in this press release. The stockholders of Accelrys, Inc. ("Accelrys") are strongly advised to read the tender offer statement (as updated and amended) filed by Dassault Systèmes because it contains important information that Accelrys' stockholders should consider before tendering their shares. The tender offer statement and other documents filed by Dassault Systèmes and Accelrys with the SEC are available for free at the SEC’s website (http://www.sec.gov) and may be obtained at no charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York, 10022 or by calling (888) 750-5834.

This release is not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. This release has been prepared by Dassault Systèmes. No representation or warranty (express or implied) of any nature is given, nor is any responsibility or liability of any kind accepted, with respect to the truthfulness, completeness or accuracy of any information, projection, statement or omission in this release. This release does not constitute, nor does it form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or any issuance, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of any securities. This release does not constitute investment, legal, tax, accountancy or other advice or a recommendation with respect to such securities, nor does it constitute the solicitation of any vote or approval in any jurisdiction. There shall not be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of any such jurisdiction (or under exemption from such requirements).

About Dassault Systèmes
Dassault Systèmes, the 3DEXPERIENCE Company, provides business and people with virtual universes to imagine sustainable innovations. Its world-leading solutions transform the way products are designed, produced, and supported. Dassault Systèmes’ collaborative solutions foster social innovation, expanding possibilities for the virtual world to improve the real world. The group brings value to over 190,000 customers of all sizes, in all industries, in more than 140 countries. For more information, visit www.3ds.com.

CATIA, SOLIDWORKS, SIMULIA, DELMIA, ENOVIA, GEOVIA, EXALEAD, NETVIBES, 3DSWYM and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

For all questions relating to the tender offer, please call Innisfree M&A Incorporated at +1 (888) 750-5834.

Dassault Systèmes Investor Relations Contacts:
Corporate	F-J BORDONADO/ B. MARTINEZ
North America	Michele KATZ	3DS.Tenderoffer-Accelrys@3DS.COM

Dassault Systèmes Press Contact:

North America	Elena FERNANDEZ	elena.fernandez@3ds.com +1 (978) 442-2790